UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                                   MPLC, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    600179105
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                                 (CUSIP Number)

                                 Brad Greenspan
                              264 South La Cienega
                                    Ste. 1218
                             Beverly Hills, CA 90211
                                 (310) 492-2200
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 12, 2007
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 6)

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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.  600179105                                           PAGE 2 OF 6 PAGES
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1        NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Brad Greenspan
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
                                                                         (a) [_]
                                                                         (b) [_]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS (see Instructions)

         OO
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5        CHECK BOX OF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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               7    SOLE VOTING POWER

  NUMBER OF         229,098,173

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         229,098,173

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         229,098,173
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12       CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES
         (see Instructions)                                                  [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6%
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14       TYPE OF REPORTING PERSON (see Instructions)

         IN
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


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of MPLC, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 42 Corporate Park, Suite 250, Irvine, California 92606.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed individually by Brad Greenspan, a citizen of the United States ("Greenspan"), whose present principal occupation is a private investor. The principal business address of Greenspan 264 South La Cienega, Ste. 1218, Beverly Hills, CA 90211. During the last five years, Greenspan has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The closing (the "Closing") of the transactions contemplated by that certain Exchange Agreement dated January 31, 2007 ("Exchange Agreement"), by and among the Company, New Motion, each of the stockholders of New Motion ("Stockholders") and Trinad Capital Master Fund, Ltd. ("Trinad"), occurred on February 12, 2007.

         At the Closing, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding equity interests of New Motion (the "Interests") from the Stockholders, and the Stockholders contributed all of their Interests to the Company. In exchange for the Interests, the Company issued to the Stockholders 500,000 shares ("Series C Preferred Shares") of its Series C Convertible Preferred Stock, par value $0.10 per share (the "Series C Preferred Stock"), which will be convertible into that number of shares ("Conversion Shares") of the Company's Common Stock, equal to 9,000,000, less the number of shares of Common Stock (on a post-Reverse Split (as hereinafter defined) basis) issuable upon the exercise of all New Motion options and warrants following their assumption by the Company. Of these shares, Greenspan received 52,567 shares of Series C Preferred Stock, which shall be convertible into 229,098,173 shares of Common Stock, in exchange for his Interests in New Motion.

         Each  share  of  Series  C   Preferred   Stock  is   convertible   into
approximately 4358.21 shares of the Company's Common Stock (the "Conversion Rate"). The Company intends to amend its restated certificate of incorporation, as amended, to provide for an increase in its authorized shares of Common Stock from 75,000,000 to 100,000,000 and a 1-for-300 reverse stock split (the "Reverse Split"). The Series C Preferred Stock will immediately and automatically be converted into shares of Common Stock (the "Mandatory Conversion") upon the approval by holders of a majority of the Company's Common Stock (voting together on an as-converted-to-common-stock basis) of this amendment. Upon the effectiveness of such amendment, the Company will have a sufficient number of authorized but un-issued and un-reserved shares of Common Stock to allow for the full conversion of all of the outstanding shares of Series C Preferred Stock and all other securities convertible into or exchangeable for Common Stock. The Company anticipates that it will be able to obtain the requisite vote from its stockholders to facilitate the amendment of its restated certificate of incorporation, as amended. The amendment to the Company's restated certificate of incorporation, as amended, was approved by the board of directors of the Company on February 13, 2007. If approved, upon the effectiveness of the Reverse Split, the Conversion Rate will be adjusted downward to account for the Reverse Split.

         The beneficial ownership of the Company's Common Stock reported in this
Schedule 13D by Greenspan is based on Greenspan's ownership of 52,567 shares of the Company's Series C Preferred Stock, on an as converted basis prior to the proposed Reverse Split and assumes a total of 3,004,106,500 shares of the Company's Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split basis.

ITEM 4.  PURPOSE OF TRANSACTION.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D, which disclosure is incorporated herein by reference.

         All of the 229,098,173 shares of Common Stock to which this Schedule 13D relates are held by Greenspan as an investment. Greenspan is not a member of a group relating to the Issuer. As a result of the Closing, Greenspan owns 7.6% of the total combined voting power of all classes of the Company's capital stock.

         On February 13, 2007, the board of directors approved an increase in the authorized shares of Common Stock which the Company shall have the authority to issue, the Reverse Split, a corporate name change, and a stock incentive plan (collectively, the "Actions"), and resolved to present to the stockholders of the Corporation the proposed Actions for their approval. The Company anticipates that it will be able to obtain the requisite vote from its stockholders to facilitate the Actions. These actions will cause the Mandatory Conversion.

         Subject to the approval of the Company's stockholders to effect the Reverse Split, upon the Mandatory Conversion (assuming no exercise or conversion of outstanding options, warrants or convertible securities), and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, the holders of the Company's capital stock will hold the following number of shares representing the following percentage of its outstanding Common Stock: the holders of Series C Preferred Stock will, in the aggregate, own approximately 7,263,688 shares of Common Stock, representing approximately 72.5% of the outstanding shares of Common Stock; the existing holders of Common Stock will own approximately 250,000 shares of Common Stock representing approximately 2.5% of the outstanding shares of Common Stock; the existing holder of Series A Preferred Stock will own approximately 1,200,000 shares of Common Stock, representing approximately 12% of the outstanding shares of Common Stock; and the existing holders of Series B Preferred Stock will own approximately 1,300,000 shares of Common Stock, representing approximately 13% of the outstanding shares of Common Stock. The shares of Common Stock received in the Reverse Split will be subject to round up for fractional shares.

         Other than as described in this Schedule 13D, Greenspan does not have any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

         As of February 12, 2007, Greenspan beneficially owned 229,098,173 shares of the Company's Common Stock on an as converted basis prior to the proposed Reverse Split (the "Greenspan Shares). Assuming a total of 3,004,106,500 shares of the Company's Common Stock outstanding as of February 12, 2007, on a pre-Reverse Split and as-converted-to-common-stock basis, the Greenspan Shares constitute approximately 7.6% of the shares of the Company's Common Stock issued and outstanding. Greenspan has the sole power to vote and dispose of the Greenspan Shares.

         Transactions by the Reporting Person in the Company's Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


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


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated: February 21, 2007                    /S/ BRAD GREENSPAN
                                            ------------------------------------
                                            Brad Greenspan


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